SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May 2011

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Translation of registrant’s name into English)

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

On May 31, 2011, DHT Holdings, Inc. (“DHT”) entered into a definitive agreement for the acquisition of Saga Tankers ASA (“Saga”), a Norwegian company listed on the Oslo Stock Exchange.  The joint press release issued by DHT and Saga on May 31, 2011 relating to the acquisition is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  The description of the definitive agreement contained in the press release is not complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

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EXHIBIT LIST

Exhibit	Description

2.1	Transaction Agreement dated May 31, 2011, between DHT Holdings, Inc. and Saga Tankers ASA
99.1	Press Release dated May 31, 2011

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: May 31, 2011	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe Title: Chief Financial Officer

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